As filed with the Securities and Exchange Commission on July 20, 2004

Registration No. 333–103739

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 7
TO
REGISTRATION STATEMENT
UNDER
SCHEDULE B
OF
THE SECURITIES ACT OF 1933

República Oriental del Uruguay

(Name of Registrant)

Carlos Sténeri
1025 Connecticut Avenue N.W., Suite 902
Washington, D.C. 20036

(Name and Address of authorized representative
of the Registrant in the United States)

Copies to:

Andrés de la Cruz
Cleary, Gottlieb, Steen, & Hamilton
Main Tower
Neue Mainzer Strasse 52
60311 Frankfurt am Main,
Germany

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

      This Post-Effective Amendment No. 7 contains a prospectus supplement consisting of a cover page, numbered pages S-1 through S-30 and an inside and outside back cover page, relating to a proposed underwritten offering of bonds for cash. In the event that any such bonds are issued, final pricing information and certain other matters with respect thereto will be included in a prospectus supplement filed in accordance with the rules and regulations of the Securities and Exchange Commission (the “Commission”).

      República Oriental del Uruguay may also offer additional debt securities in other series pursuant to the prospectus contained in the Registration Statement. Upon any public offering or sale of any such other series of debt securities covered in the prospectus, a prospectus supplement or supplements describing such series of debt securities and the particular terms of such offer or sale will be filed in accordance with the rules and regulations of the Commission.

The information in this prospectus supplement is not complete and may be changed. This prospectus supplement is not an offer to sell, nor does it seek an offer to buy securities in any jurisdiction where the offer is not permitted.

SUBJECT TO COMPLETION DATED JULY 20, 2004

PRELIMINARY PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED JULY  , 2004

República Oriental del Uruguay

acting through Banco Central del Uruguay as its Financial Agent
Ps.

Ps.          % UI Bonds due 2007
Payable in United States Dollars
(As part of a series of Ps.          aggregate principal amount*)

Ps.          DPNs due 2006
Payable in United States Dollars
(As part of a series of Ps.          aggregate principal amount*)

Interest	Principal

Interest on the UI Bonds will be payable on February      and August     of each year, commencing on February     , 2005, on the outstanding principal amount as adjusted to reflect Uruguayan inflation from August     , 2004 through the relevant interest payment date. Interest will be converted to and payment of interest will be made in United States dollars.

Interest on the DPNs will be payable on February     and August     of each year, commencing on February     , 2005, on the outstanding principal amount at a rate equal to the Current Annual Interest Rate. Interest will be converted to and payment of interest will be made in United States dollars.

Principal on the UI Bonds, as adjusted to reflect Uruguayan inflation from August , 2004 to August , 2007 will be payable in full at maturity. Principal will be converted to and payment of principal will be made in United States dollars.

Principal on the DPNs will be paid in two equal semiannual installments on August     , 2005 and the maturity date. Principal will be converted to and payment of principal will be made in United States dollars.

Status

Direct, unconditional and unsecured external indebtedness of Uruguay.

Maturity The UI Bonds will mature on August , 2007. The DPNs will mature on February , 2006. See “Description of the Bonds.”	Issuance Deposited with the common depository for Euroclear and Clearstream, Luxembourg on or about August , 2004.

     *Ps.      of the total series of UI Bonds and Ps.      of the total series of DPNs are being offered in Uruguay and are not being offered pursuant to this prospectus.

     The bonds contain collective action clauses with provisions regarding future modifications to the terms of debt securities issued under the indenture. Under those provisions, which are described beginning on page 87 of the prospectus and page S-15 of this prospectus supplement, modifications affecting the reserve matters listed in the indenture, including modifications to payment and other important terms, may be made to a single series of debt securities issued under the indenture with the consent of the holders of 75% of the aggregate principal amount outstanding of that series, and to multiple series of debt securities issued under the indenture with the consent of the holders of 85% of the aggregate principal amount outstanding of all series that would be affected and 66-2/3% in aggregate principal amount outstanding of each affected series.

		Per UI Bond			Per DPN
	Per UI Bond	in U.S. Dollars[1]	UI Bond Total	Per DPN	in U.S. Dollars[1]	DPN Total
Public Offering Price[2]	%	US$	US$	%	US$	US$
Underwriting Discount	%	US$	US$	%	US$	US$
Proceeds, before expenses, to Uruguay	%	US$	US$	%	US$	US$

[1] You will make the payment of the public offering price in U.S. dollars based on the average, interbank exchange rate for the conversion of Uruguayan pesos into U.S. dollars as published by Banco Central del Uruguay as the bid-side rate for the period of twenty business days ending two business days prior to the pricing date and published in the final prospectus supplement. The per bond denomination is Ps.100,000.

[2] You will also pay additional accrued interest from , 2004 if settlement occurs after that date.

     Application has been made to list the bonds on the Luxembourg Stock Exchange. Investing in the bonds involves risks. See, especially, “Investment Considerations” on page S-8 of this prospectus supplement.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus to which it relates. Any representation to the contrary is a criminal offense.

Citigroup	ABN AMRO

The date of this prospectus supplement is     , 2004

Prospectus
ABOUT THIS PROSPECTUS	1
FORWARD-LOOKING STATEMENTS	1
DATA DISSEMINATION	2
USE OF PROCEEDS	2
CERTAIN DEFINED TERMS AND CONVENTIONS	2
SELECTED ECONOMIC INFORMATION	4
REPÚBLICA ORIENTAL DEL URUGUAY	5
THE ECONOMY	10
BALANCE OF PAYMENTS AND FOREIGN TRADE	35
MONETARY SYSTEM	46
PUBLIC SECTOR FINANCES	62
PUBLIC SECTOR DEBT	70
DESCRIPTION OF THE SECURITIES	82
TAXATION	98
PLAN OF DISTRIBUTION	100
OFFICIAL STATEMENTS	102
VALIDITY OF THE SECURITIES	102
AUTHORIZED REPRESENTATIVE	103
WHERE YOU CAN FIND MORE INFORMATION	103
TABLES AND SUPPLEMENTAL INFORMATION	104

     Until 40 days after the Closing Date, all dealers effecting transactions in the bonds in the United States, whether or not participating in this distribution, may be required to deliver a copy of this prospectus supplement and the accompanying prospectus.

     This communication is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies”, “unincorporated associations”, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as “Relevant Persons”). This communication must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

INTRODUCTION

     When you make your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Uruguay has not authorized anyone to provide you with information that is different. This document may only be used where it is legal to offer and sell these securities. The information in this prospectus supplement and the prospectus may only be accurate as of the date of this prospectus supplement or the prospectus, as applicable.

     Uruguay is furnishing this prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the bonds. After having made all reasonable inquiries, Uruguay confirms that:

•	the information contained in this prospectus supplement and the accompanying prospectus is true and correct in all material respects and is not misleading as of the date of this prospectus supplement or the accompanying prospectus, as applicable;

•	it holds the opinions and intentions expressed in this prospectus supplement and the accompanying prospectus;

•	to the best of its knowledge and belief, it has not omitted other facts, the omission of which would make this prospectus supplement or the accompanying prospectus as a whole misleading as of the date of this prospectus supplement or the accompanying prospectus, as applicable; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the accompanying prospectus.

     The bonds that Uruguay issues in the United States are being offered under Uruguay’s registration statement (file no. 333-103739) (the “Registration Statement”) initially filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933 (the “Act”) on March 11, 2003. The accompanying prospectus is part of that registration statement, as amended on July 19, 2004, which became effective as amended on      , 2004. The accompanying prospectus provides you with a general description of the debt securities that Uruguay may offer. This prospectus supplement contains specific information about the terms of the bonds and may add or change information provided in the accompanying prospectus. Consequently, you should read this prospectus supplement together with the accompanying prospectus, as each contains information regarding Uruguay, the bonds and other matters.

CERTAIN DEFINED TERMS AND CONVENTIONS

Currency of Presentation

     Unless otherwise stated, Uruguay has converted historical amounts translated into U.S. dollars (“U.S. dollars”, “dollars” or “US$”) or pesos (“pesos,” “Uruguayan pesos” and “Ps.”) at historical annual average exchange rates. Translations of pesos to dollars have been made for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into dollars at any particular rate or at all.

Uruguayan Peso Information

     For the purpose of calculating payments to be made in respect of the bonds, all references to “Ps.” are to Uruguayan pesos.

     Interest and redemption payments in respect of the bonds will be in U.S. dollars converted from Uruguayan pesos based upon the Average Transfer Exchange Rate (as defined below) at the time the relevant payment amount is determined. The “Average Transfer Exchange Rate” is the average interbank exchange rate for the conversion of Uruguayan pesos into U.S. dollars as published by Banco Central del Uruguay, and which is available on

Bloomberg by typing “URINUSCA <CRNCY> HP <GO>” as the bid-side rate for the period of twenty Business Days ending two Business Days prior to any interest or principal payment date, or, in the absence of the availability of such information, the rate at which Uruguayan pesos can be converted into U.S. dollars as determined by polling certain banks located in Montevideo, Uruguay. See “Description of the Bonds”. Before being converted into and paid out in U.S. dollars, the redemption amount of the UI Bonds in Uruguayan pesos will be determined in accordance with changes in UIs (as defined below) from the time of the issuance of the UI Bonds to the date of payment of such redemption amount. Similarly, before being converted into and paid out in U.S. dollars, interest payments at the rate stated on the cover hereof will be based upon a calculation amount determined in accordance with changes in UIs from the time of the issuance of the UI Bonds to the date of such interest payment. See “Description of the Bonds — Terms Specific to the UI Bonds.” The redemption amount of the DPNs will not be adjusted by reference to changes in the value of the UI. The principal amount of the DPNs due and payable in accordance with the terms of the DPNs will be converted and be paid out in U.S. dollars based upon the Average Transfer Exchange Rate at the time the relevant payment amount is determined. See “Description of the Bonds — Terms Specific to the DPNs.”

     On July 15, 2004 Banco Central del Uruguay’s (“Banco Central”) published peso/U.S. dollar bid-side exchange rate was Ps. 29.350 per US$1.00.

     The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for each year from 1999 to 2003 and the period ending July 15, 2004.

Exchange Rates
(pesos per US$)

	High	Low	Average(1)	Period End
1999	11.735	10.818	11.346	11.610
2000	12.505	11.615	12.097	12.505
2001	14.768	12.495	13.317	14.768
2002	32.325	14.025	21.309	27.170
2003	29.540	26.150	28.160	29.290
2004(2)	29.800	29.050	29.571	29.350

(1)	Annual average of daily interbank end-of-day bid-side rates.
(2)	Period from January 1, 2004 through July 15, 2004.
Source: Bloomberg

UI Information

     All references to “UIs” are to Unidad Indexada. UIs are inflation-indexed monetary units. The UI is calculated by the National Institute of Statistics (Instituto Nacional de Estadistica or INE) as provided and published monthly in advance for each day from the 6th day of a month to the 5th day of the following month by INE and Banco Central del Uruguay and is available on Bloomberg by typing “URUIURUI <INDEX> HP <GO>”. The UI changes on a daily basis to reflect changes in the consumer price index (Indice de Precios al Consumo or IPC), which is measured by the INE. The UI for each day is set in advance based on changes in previous months’ inflation as described under “Description of the Bonds — Terms Specific to the UI Bonds”.

     The following table sets forth, for the periods indicated, certain information regarding the rate of pesos for each UI calculated by INE and published daily by Banco Central del Uruguay, which appears on Bloomberg page URUIURUI.

	UI Value(1)
Year	Low(1)	High(1)	Average	Period End
			(Ps. per UI)
2002(2)	1.0000	1.1951	1.1052	1.1951
2003(3)	1.1956	1.3254	1.2748	1.3254
2004(4)	1.3255	1.4048	1.3661	1.4048

(1)	Expressed in pesos.
(2)	Period from June 1, 2002 through December 31, 2002.
(3)	Period from January 1, 2003 through December 31, 2003
(4)	Period from January 1, 2004 through July 15, 2004
Source: Bloomberg

     On July 15, 2004 the value of a UI was equal to 1.4048 pesos.

SUMMARY OF THE OFFERING

     The information below presents a summary of certain terms of each of the UI Bonds due 2007 (the “UI Bonds”) and the Devaluation-Protected Notes due 2006 (the “DPNs” and together with the UI Bonds, the “bonds”), and should be read in conjunction with the more detailed description of the bonds appearing in the accompanying prospectus and elsewhere in this prospectus supplement.

Issuer	The Oriental Republic of Uruguay.

Financial Agent	Banco Central.

Indenture	The bonds are being issued under a trust indenture, dated as of May 29, 2003.

UI Bonds

Principal Amount	Ps.

Issue Price	% of the principal amount. The issue price will be payable in U.S. dollars based on the average, interbank exchange rate for the conversion of Uruguayan pesos into U.S. dollars as published by Banco Central del Uruguay and which is available on Bloomberg by typing “URINUSCA <CRNCY> HP <GO>” as the bid-side rate for the period of twenty business days ending two business days prior to the pricing date and published in the final prospectus supplement.

Maturity	August , 2007.

Interest	% per annum, payable semiannually in arrears in U.S. dollars as calculated as described below.

Payment of Interest	Amounts due in respect of interest will be paid semiannually in arrears on February and August of each year, commencing on February , 2005. Each of the interest payments will be payable at an annual rate of % on the outstanding principal amount of the UI Bonds as adjusted to reflect Uruguayan inflation from the issue date through the relevant interest payment date. For this purpose, The Bank of New York, as the Calculation Agent, will multiply the outstanding principal amount of the UI Bonds in Uruguayan pesos by a fraction the numerator of which is the value of one UI expressed in Uruguayan pesos as of the relevant interest payment date and the denominator of which is Ps. , being the value of one UI expressed in Uruguayan pesos on the issue date. Interest on the UI Bonds will be calculated on the basis of a 360-day year of twelve 30-day months.

Payment of Principal	Amounts due in respect of principal will be paid in full at maturity in U.S. dollars. The redemption amount will be equal to the outstanding principal amount of the UI Bonds as adjusted to reflect Uruguayan inflation from the issue date through the maturity date. For this purpose, the Calculation Agent will multiply the outstanding principal amount of the UI Bonds in Uruguayan pesos by a fraction the numerator of which is the value of one UI in Uruguayan pesos as of the maturity date and the denominator of which is Ps. , being the value of one UI expressed in Uruguayan pesos on the issue date.

Conversion of the payment amounts	All amounts due in respect of principal or interest will be paid in U.S. dollars, calculated by the Calculation Agent by converting the Uruguayan peso amounts into U.S. dollars at the Average Transfer Exchange Rate on the applicable Rate Calculation Date (as defined herein).

DPNs

Principal Amount	Ps.

Issue Price	% of the principal amount. The issue price will be payable in U.S. dollars based on the average, interbank exchange rate for the conversion of Uruguayan pesos into U.S. dollars as published by Banco Central del Uruguay and which is available on Bloomberg by typing “URINUSCA <CRNCY> HP <GO>” as the bid-side rate for the period of twenty business days ending two business days prior to the pricing date and published in the final prospectus supplement, or the “Initial Exchange Rate.”

Maturity	February , 2006.

Interest	On each Interest Payment Date, the Current Annual Interest Rate will be equal to the greater of (x) % per annum and (y) the annualized Devaluation Rate during the interest period, as determined by the Calculation Agent.

Payment of Interest	Amounts due in respect of interest will be paid semiannually in arrears on February and August of each year, commencing on February , 2005. For this purpose The Bank of New York, as the Calculation Agent, will determine the greater of (x) % and (y) the annualized Devaluation Rate. The “Devaluation Rate” means the rate, expressed as a percentage, calculated by the Calculation Agent that results from dividing (i) the difference between the Average Transfer Exchange Rate for the Current Interest Payment Date and the Average Transfer Exchange Rate for the immediately preceding Interest Payment Date, or in the case of the first Interest Payment Date, the Initial Exchange Rate by (ii) the Average Transfer Exchange Rate for the immediately preceding Interest Payment Date, or in the case of the first Interest Payment Date, the Initial Exchange Rate. Interest on the bonds will be calculated on the basis of a 360-day year of twelve 30-day months.

Payment of Principal	Amounts due in respect of principal will be paid in two equal semiannual installments on August , 2005 and the maturity date. Principal will be converted to and payment of principal will be made in U.S. dollars.

Conversion of the payment amounts	All amounts due in respect of principal or interest will be paid in U.S. dollars, calculated by the Calculation Agent by converting the Uruguayan peso amounts into U.S. dollars at the Average Transfer Exchange Rate on the applicable Rate Calculation Date (as defined herein).

Form and Settlement	Uruguay will issue each series of bonds in the form of one or more fully registered global securities, without interest coupons. No bonds will be issued in bearer form.

Denominations	Uruguay will issue each series of bonds only in denominations of Ps.100,000 and integral multiples thereof.

Withholding Tax and Additional Amounts	Uruguay will make payments of principal and interest in respect of the bonds without withholding or deducting for or on account of any present or future Uruguayan taxes, duties, assessments or governmental charges of whatever nature except as set forth in “Description of the Bonds — Additional Amounts.”

Further Issues	Uruguay may, from time to time, without your consent, create and issue further debt securities having the same terms as and ranking equally with the bonds of any of both series in all respects and such further debt securities will be consolidated and form a single series with the bonds of the relevant series.

Governing Law and Jurisdiction	New York.

Settlement Date	On or about August , 2004, the issue date.

Listing	Application will be made to list the bonds on the Luxembourg Stock Exchange.

Taxation	For a discussion of the Uruguayan, United States and certain European Union tax consequences associated with the bonds, see “Taxation — Uruguay Taxation,” “ — United States Federal Income Tax Consequences” and ” — European Union Taxation” in this prospectus supplement. Investors should consult their own tax advisors in determining the foreign, United States federal, state, local and any other tax consequences to them of the ownership and disposition of the bonds.

Trustee	The Bank of New York.

Calculation Agent	The Bank of New York.

Concurrent Transaction	Uruguay is making a concurrent offering of the bonds solely to non-U.S. persons, as defined in Regulation S of the Act, to be subscribed for with either Uruguayan pesos or the proceeds received from the early redemption of certain peso-denominated Letras de Tesorería (“the Concurrent Offering”)

INVESTMENT CONSIDERATIONS

     An investment in the bonds involves a significant degree of risk. Investors are urged to read carefully the entirety of the prospectus together with this prospectus supplement and to note, in particular, the following considerations.

Investment Considerations Relating to the Bonds

     Enforcement of Civil Liabilities; Waiver of Sovereign Immunity

     Uruguay is a foreign sovereign state. Consequently, it may be difficult for you or the trustee to obtain or enforce judgments of courts in the United States or elsewhere against Uruguay. See “Description of the Securities—Jurisdiction, Consent to Service, Enforcement of Judgment and Immunities from Attachment,” in the accompanying prospectus.

     Market for the Bonds

     There can be no assurance regarding the ability of holders of the bonds to sell their bonds or the price for which such holders may be able to sell their bonds. While Uruguay issued one series of debt securities similar to the UI Bonds in 2003, the liquidity of that series of debt securities is limited. Uruguay may issue in the future debt securities similar DPNs in the international capital markets, but it has not issued to date in the international capital markets any instrument comparable to the DPNs. Uruguay has been advised by the underwriters that they may make a market in the bonds but they are not obligated to do so and may discontinue market making at any time without notice. Uruguay has applied to list the bonds on the Luxembourg Stock Exchange. No assurance can be given as to the liquidity of the trading market for the bonds. The price at which the bonds will trade in the secondary market is uncertain.

Risks Relating to the Bonds

     Disparity Between Inflation and Devaluation Rates

     Amounts payable in U.S. dollars under the UI Bonds on account of principal and interest will be determined by adjusting the nominal outstanding principal peso amount of the UI Bonds to reflect Uruguayan inflation (as measured by the UI) from the issue date through the applicable Rate Calculation Date and converting the outstanding principal peso amount so adjusted into U.S. dollars applying the Average Transfer Exchange Rate for the conversion of Uruguayan pesos into U.S. dollars. If the rate of devaluation of the peso as compared to the U.S. dollar during any given period exceeds the Uruguayan rate of inflation during such period (as measured in UIs), the U.S. dollar amounts due under the UI Bonds on account of principal and interest will diminish. Consequently, a devaluation of the peso that exceeds the inflation rate as measured in UIs could adversely affect your investment in the UI Bonds as measured in U.S. dollars.

     Amounts payable in U.S. dollars under the DPNs on account of interest will be adjusted depending on the devaluation rate of the Uruguayan peso compared to the U.S. dollar. To the extent that the devaluation rate does not reflect inflation levels, the real return on the bonds may be decreased or eliminated. Consequently, inflation rates that exceed the devaluation of the peso could adversely affect your investment in bonds. The DPNs are designed only to protect the principal amount as measured in U.S. dollars but do not assure a return on such principal amount as measured in U.S. dollars where the Devaluation Rate exceeds the Stated Interest Rate.

Investment Considerations Relating to Uruguay

     This section should be read in conjunction with the more detailed information found in the prospectus.

     Economic Environment

     Uruguay’s economy experienced in 2002 its most significant setback since 1982. Real GDP contracted by approximately 11.0% in 2002 and the government injected approximately US$ 2.05 billion of liquidity to preserve the viability of the banking system. In 2003, real GDP grew an estimated 2.5%. For the first quarter of 2004, real GDP growth is estimated at 14.3%. However, Uruguay’s economic recovery is incipient. The banking system has limited lending capacity and deposits, while growing, remain largely short-term instruments. Furthermore, Uruguay’s government-owned banks account for 60% of the entire banking system’s assets and 57% of its deposits. Uruguay’s debt burden remains large and its sustainability is dependent upon the government’s ability to generate primary surpluses until GDP has grown significantly. Uruguay’s debt amortization profile will require it to engage in on-going refinancing discussions with its multilateral lenders.

     Impact of Argentina’s Economic Crisis

     Overall Impact on Economy. Uruguay’s economy has been and is likely to continue to be adversely affected by Argentina’s prolonged economic instability. Although the Argentine economy in 2003 and the first half of 2004 showed indications of recovery, uncertainty regarding the medium and long-term evolution of the Argentine economy, including with respect to the restructuring of its external debt, may adversely affect Uruguay’s ability to restore its economic growth.

     Risk of “Contagion.” In addition to the direct effects of the Argentine crisis on the Uruguayan economy described below, uncertainty has increased as to the medium-term implications for the region of Argentina’s December 2001 default on most of its external debt obligations. Also, there is uncertainty as to Argentina’s ability to restructure its foreign debt in an orderly manner. An increasingly volatile international environment and the unresolved financial crisis in Argentina have aggravated the possible threat of “contagion” (a situation in which an entire region or class of investment is disfavored by international investors without regard to the circumstances in individual countries). If this occurs, it may limit Uruguay’s financing ability in the future and could affect Uruguay’s prospects for renewed economic growth.

     The Foreign Exchange Market in Uruguay is Thinly Traded

     Due to the low volume of trades on the Uruguay foreign exchange market, the peso/dollar exchange rate may prove volatile over short periods of time, including the period used to determine the amount of U.S. dollars payable under the bonds on amounts of interest and principal. Banco Central has in the past and will continue in the future to intervene in the foreign exchange market for monetary policy and other purposes. If the rate of devaluation of the peso as compared to the U.S. dollar during any period exceeds the Uruguayan rate of inflation during such period (as measured in UIs), the U.S. dollar amounts due under the UI Bonds on account of principal and interest will diminish. If the Uruguayan rate of inflation during any period exceeds the rate of devaluation of the peso as compared to the U.S. dollar, the real return on the principal amount of the DPNs will diminish or may be eliminated. The DPNs are designed only to protect the principal amount as measured in U.S. dollars but do not assure a return on such principal amount as measured in U.S. dollars where the Devaluation Rate exceeds the Stated Interest Rate.

     Risks of Further Real Depreciation of Peso

     On June 19, 2002, Banco Central allowed the peso to float, abandoning the “crawling peg” system. Since then, the peso has depreciated significantly losing 94% of its value as of December 2002, and continued to depreciate, though at a slower pace in 2003. See #Certain Defined Terms and Conventions#Uruguayan Peso Information.# The devaluation of the peso in turn caused the quality of the foreign currency-denominated loan portfolio of several financial institutions to deteriorate. Moreover, with 96.0% of Uruguay total public debt denominated in foreign currency at December 31, 2002, the devaluation of the peso caused a sharp increase in the public debt to GDP ratio from 92.4% as of December 31, 2002 to 108.4% as of December 31, 2003. Public external debt service to export ratio was 37.7% for the year ended December 31, 2003 compared to 33.5% for the year ended December 31, 2002. An additional real depreciation of the peso could harm Uruguay’s domestic banking system and other domestic firms with substantial foreign currency-denominated debt. A real depreciation of the peso is also likely to increase Uruguay’s foreign-currency denominated debt to GDP ratio.

     IMF Program

     Argentina’s crisis and its impact on Uruguay’s economy in 2002 forced the government to adopt measures designed to prevent a further deterioration of its fiscal accounts and ensure the financial support of the International Monetary Fund, the World Bank and the Inter-American Development Bank. Uruguay also received approximately US$2.4 billion from multilateral lenders during 2002 and repaid US$223 million to multilateral lenders. Uruguay received approximately US$500 million from the IMF during 2003 and an additional US$139 million in February 2004 after the IMF completed the fourth review under the 2002 Stand-By Arrangement. The IMF waived non-observance and applicability of a few performance criteria and agreed to move Uruguay’s repayment expectations of approximately US$343 million to the IMF in 2004 to obligations at a later date. Further disbursements of approximately US$211 million each are scheduled for August and November 2004 and February 2005, subject to review by the Executive Board of the IMF of Uruguay’s performance of the criteria set out in the Stand-By Agreement. The current IMF economic program expires in March 2005. Uruguay must negotiate with the IMF to determine the terms of a new economic program, and the refinancing of its debt facilities with the multilateral agencies, of which US$1.3 billion are due in 2005 and US$1.2 billion are due in 2006. If Uruguay does not meet the performance criteria (or such criteria are not amended or waived by the IMF), the government may not be able to obtain further disbursements from the IMF under the IMF Program. This may also interfere with the government’s ability to obtain financing from other multilateral financial institutions and to refinance the debt facilities which mature in 2005 and 2006. The loss of official sector financing could adversely affect Uruguay’s fiscal viability, including its ability to service the bonds.

     Political Situation

     The Batlle administration’s Partido Colorado does not control a majority of either house of Congress. The principal opposition party, Frente Amplio, and smaller leftist parties have questioned certain austerity measures introduced by the government and have indicated an intention to reverse certain market-oriented liberalization policies and to increase the government’s role in the economy and have maintained substantial levels of public support. On December 7, 2003, a large majority of voters, in a referendum sponsored by the Batlle administration’s principal opposition, rejected the legislation passed by Congress in 2002 that would have allowed ANCAP (the state-owned oil company) to enter into joint ventures with the private sector with respect to certain of its activities. As there have been divergent economic views expressed by the Batlle administration and its principal opposition, political uncertainty may increase as the October 31, 2004 presidential elections approach. Primary elections were held on June 27, 2004. Approximately 46% of the electorate turned out to vote in the primary elections, selecting candidates for the three primary political parties, out of ten candidates participating in the contest. Participants in the Frente Amplio election, which accounted for 43% of all votes cast in the primary elections, designated its unopposed candidate, a former Montevideo mayor Dr. Tabaré Vazquez. Participants in the Partido Nacional primary election accounted for 41% of the votes cast in the primary election; split nearly two to one between Senator Jorge Larrañaga, leader of the party’s Alianza Nacional faction, and former President Luis Alberto Lacalle, leader of the Herrerista faction. Participants in the Partido Nacional primary election accounted for only 15% of the votes cast in the primary elections; its candidate in the national election will be former Interior Minister Guillermo Stirling.

     Although Congress has approved Uruguay’s budget through 2005, changes in the political environment could result in changes in Uruguay’s economic policies that may in the long-term have other adverse effects on Uruguay’s ability to meet its debt obligations, including under the bonds.

USE OF PROCEEDS

     The net proceeds from the sale of the UI Bonds will be approximately US$        and approximately US$        from the sale of the DPNs, after deduction of underwriting discounts and commissions and of certain expenses payable by Uruguay estimated at US$        in the aggregate. Uruguay will use the net proceeds from the sale of the bonds for the general purposes of the government, including financial investment and the refinancing, repurchase or retiring of domestic and external indebtedness. Under the Concurrent Transaction, Uruguay expects to issue an additional Ps.      million principal amount of UI Bonds and Ps.      million principal amount of DPNs.

DESCRIPTION OF THE BONDS

     Uruguay is issuing the bonds under a trust indenture dated as of May 29, 2003 among Uruguay, Banco Central, as financial agent to Uruguay, and The Bank of New York, as trustee. The information contained in this section and in the prospectus summarizes some of the terms of the bonds and the indenture. You should read the information set forth below together with the section “Description of the Securities” in the accompanying prospectus, which summarizes the general terms of the bonds and the indenture. You should read the indenture and the form of bonds before making your investment decision. Uruguay has filed the indenture and the form of bonds with the SEC and will also file copies of these documents at the offices of the trustee.

     The accompanying prospectus sets forth the general terms of the bonds. This prospectus supplement describes the terms of the bonds in greater detail than the accompanying prospectus and may provide information that differs from the accompanying prospectus. If the information in this prospectus supplement differs from the accompanying prospectus, you should rely on the information in this prospectus supplement.

Terms Specific to the UI Bonds

     The      % UI Bonds due 2007 will:

•	mature on August , 2007;

•	pay interest semiannually in arrears on February and August of each year, commencing on February , 2005. Interest will accrue on the outstanding principal amount of the UI Bonds at an annual rate of %, as adjusted to reflect Uruguayan inflation from the issue date through the relevant interest payment date. For this purpose, The Bank of New York, as the Calculation Agent, will multiply the outstanding principal amount of the UI Bonds in Uruguayan pesos by a fraction the numerator of which is the value of one Unidad Indexada (UI) expressed in Uruguayan pesos as of the relevant interest payment date and the denominator of which is Ps. , being the value of one UI expressed in Uruguayan pesos on the issue date. Interest on the UI Bonds will be calculated on the basis of a 360-day year of twelve 30-day months;

•	pay principal in full at maturity (or if an event of default that is continuing results in an early redemption of the UI Bonds), the redemption amount (or early redemption amount) being equal to the outstanding principal amount of the UI Bonds as adjusted to reflect Uruguayan inflation from the issue date through the maturity date. For this purpose, the Calculation Agent will multiply the outstanding principal amount of the UI Bonds in Uruguayan pesos by a fraction the numerator of which is the value of one UI in Uruguayan pesos as of the maturity date (or the date on which the early redemption amount is paid) and the denominator of which is Ps. , being the value of one UI expressed in Uruguayan pesos on the issue date;

•	pay all amounts due in respect of principal or interest in U.S. dollars, calculated by the Calculation Agent by converting the Uruguayan peso amounts into U.S. dollars at the Average Transfer Exchange Rate on the applicable Rate Calculation Date. If Uruguay at any time defaults in the payment of any principal of, or interest (including additional amounts) on, the UI Bonds, Uruguay will pay interest on the amount in default (to the extent permitted by law in the case of interest on interest), calculated for each day until paid, at the rate of 1.00% over the per annum interest rate applicable to the UI Bonds, together with additional amounts, if applicable.

     For purposes of all payments of interest, principal or other amounts contemplated herein for the UI Bonds:

•	“Average Transfer Exchange Rate” shall mean the average interbank exchange rate for the conversion of Uruguayan pesos into U.S. dollars as published by Banco Central and as available on Bloomberg by typing “URINUSCA <CRNCY> HP <GO>” as the bid-side rate for the period of twenty Business Days ending two Business Days prior to the relevant interest or principal payment date (the “Rate Calculation Date”). If such exchange rate is not reported by Banco Central, then the Average Transfer

Exchange Rate shall be determined by the Calculation Agent by calculating the average of the Alternative Rate for the twenty Business Days prior to any Rate Calculation Date. The Alternative Rate shall be calculated by polling Citibank N.A., Uruguay Branch, BankBoston N.A., Uruguay Branch, Banco Santander Uruguay, and ABN Amro NV Uruguay Branch, each located in Montevideo, Uruguay (collectively, the “Reference Banks”) at 16:00 pm Montevideo time, at the exchange rate for the professional market, by taking the arithmetic mean of the polled exchange rates. In the event that any of the Reference Banks cease to operate in Uruguay, they shall be replaced by Uruguay, for the purpose of determining the Alternative Rate, with subsidiaries or branches of other foreign banks having similar characteristics.

•	“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks and foreign exchange markets are open, or not authorized to close, in The City of New York; provided, however that solely for the purposes of determining the Average Transfer Exchange Rate, “Business Day” means a day, other than a Saturday or Sunday, on which commercial banks and foreign exchange markets are open, or not authorized to close, in Montevideo, Uruguay.

•	“UI” shall mean the value in Uruguayan pesos of the unit calculated by the INE and published monthly in advance for each day from the 6th day of a month to the 5th day of the following month by Banco Central del Uruguay and INE. The formula for calculation shall be the formula published in Law No. 17,761 dated May 12, 2004 issued by the Legislative Power (the “Formula”) and is as follows:

UI d,t =	UI 5,t-1 * (IPCt-2/ IPCt-3) ^ [(d+Dt-1-5)/Dt-1]	for ≤ d ≤ 5
UI d,t =	UI 5,t * (IPCt-1/ IPCt-2) ^ [(d-5)/Dt]	for 6 ≤ d ≤ 31
UI d,t =	Unidad Indexada of day “d” on month “t”
d =	day
t =	month
Dt =	number of days in month “t”
IPC =	Consumer Price Index (Indice de Precios al Consumo) as measured by INE.

     Banco Central shall give the Trustee and the Calculation Agent prompt notices of any changes to the methodology for the calculation of the UI as published in Law No. 17,761 referred to above. In such cases and if the UI is no longer published or is not available from Banco Central in a timely manner the Calculation Agent will apply the Formula, which will be stipulated in the terms and conditions of the UI Bonds, with the relevant IPCs published on Bloomberg electronic information services. If the IPC for the relevant months required to calculate the UI for any payment date are not published on Bloomberg electronic information services, Banco Central shall provide the Calculation Agent with the required IPC.

Terms Specific to the DPNs

     The DPNs will:

•	mature on February , 2006;

•	pay interest semiannually in arrears on February and August of each year, commencing on February , 2005. Interest on the outstanding principal amount of the DPNs will accrue at the Current Annual Interest Rate. For this purpose, The Bank of New York, as the Calculation Agent, will determine the Current Annual Interest Rate as the greater of (x) % per annum (the “Stated Interest Rate”) and (y) the annualized Devaluation Rate. Interest on the bonds will be calculated on the basis of a 360-day year of twelve 30-day months;

•	pay principal in two equal semiannual installments on August , 2005 and the maturity date (or if an event of default that is continuing results in an early redemption of the bonds), the redemption amount (or early redemption amount) being equal to the outstanding principal amount of the bonds;

•	pay all amounts due in respect of principal or interest in U.S. dollars, calculated by the Calculation Agent by converting the Uruguayan peso amounts into U.S. dollars at the Average Transfer Exchange Rate on the applicable Rate Calculation Date. If Uruguay at any time defaults in the payment of any principal of, or interest (including additional amounts) on, the DPNs, Uruguay will pay interest on the amount in default (to the extent permitted by law in the case of interest on interest), calculated for each day until paid, at the rate of 1% over the per annum interest rate applicable to the DPNs if such interest rate is the Stated Interest Rate, together with additional amounts, if applicable.

     For purposes of all payments of interest, principal or other amounts contemplated herein for the DPNs:

•	“Average Transfer Exchange Rate” shall mean the average interbank exchange rate for the conversion of Uruguayan pesos into U.S. dollars as published by Banco Central and is available on Bloomberg by typing “URINUSCA <CRNCY> HP <GO>” as the bid-side rate for the period of twenty Business Days ending two Business Days prior to any interest or principal payment date (the “Rate Calculation Date”). If such exchange rate is not reported by Banco Central, then the Average Transfer Exchange Rate shall be determined by the Calculation Agent by calculating the average of the Alternative Rate for the twenty Business Days prior to any Rate Calculation Date. The Alternative Rate shall be calculated by polling Citibank N.A., Uruguay Branch, BankBoston N.A., Uruguay Branch, Banco Santander Uruguay, and ABN Amro NV Uruguay Branch, each located in Montevideo, Uruguay (collectively, the “Reference Banks”) at 16:00 pm Montevideo time, at the exchange rate for the professional market, by taking the arithmetic mean of the polled exchange rates. In the event that any of the Reference Banks cease to operate in Uruguay, they shall be replaced by Uruguay, for the purpose of determining the Alternative Rate, with subsidiaries or branches of other foreign banks having similar characteristics.

•	“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks and foreign exchange markets are open, or not authorized to close, in The City of New York; provided, however that solely for the purposes of determining the Average Transfer Exchange Rate, “Business Day” means a day, other than a Saturday or Sunday, on which commercial banks and foreign exchange markets are open, or not authorized to close, in Montevideo, Uruguay.

•	“Current Annual Interest Rate” shall mean the greater of (a) the Stated Interest Rate and (b) the annualized Devaluation Rate, as determined by the Calculation Agent.

•	“Current Interest Payment Date,” with respect to each Interest Payment Date, means the date on which the interest payment for the period ending on such Interest Payment Date is due and payable.

•	“Devaluation Rate” means the rate, expressed as a percentage, calculated by the Calculation Agent that results from dividing (i) the difference between the Average Transfer Exchange Rate for the Current Interest Payment Date and the Average Transfer Exchange Rate for the immediately preceding Interest Payment Date, or in the case of the first Interest Payment Date, the Initial Exchange Rate by (ii) the Average Transfer Exchange Rate for the immediately preceding Interest Payment Date, or in the case of the first Interest Payment Date, the Initial Exchange Rate.

•	“Interest Payment Date,” means the date on which an interest payment is due and payable.

Terms of Both Bonds

     The bonds of each series will:

•	be represented by one or more global securities in fully registered form only, without coupons, as more fully described under “Registration and Book-Entry System” below in denominations of Ps.100,000 and integral multiples thereof;

•	be available in certificated form only under certain limited circumstances;

•	be direct, general, unconditional and unsecured obligations of Uruguay;

•	pay all amounts due in respect of principal or interest in U.S. dollars, calculated by the Calculation Agent by converting the Uruguayan peso amounts into U.S. dollars at the Average Transfer Exchange Rate on the applicable Rate Calculation Date; and

•	rank equal in right of payment with all of Uruguay’s payment obligations relating to unsecured and unsubordinated external indebtedness.

Payment of Principal and Interest

     If any date for an interest or principal payment on a bond is a day on which banking institutions in New York City are authorized or obligated by law or executive order to be closed, Uruguay will make the payment on the next New York City banking day. No interest on the bonds will accrue as a result of this delay in payment.

     If any money that Uruguay pays to the trustee or to any paying agent to make payments on any bonds is not claimed at the end of two years after the applicable payment was due and payable, then the money will be repaid to Uruguay on Uruguay’s written request. After any such repayment, neither the trustee nor any paying agent will be liable for that payment to the relevant holders. Uruguay will hold the unclaimed money in trust for the relevant holders until four years from the date on which the payment first became due.

     Global Bonds

     Payments of principal, interest and additional amounts, if any, in respect of the bonds will be made to the paying agents, which initially will be The Bank of New York in London and DEXIA Banque Internationale à Luxemburg S.A. in Luxembourg. Payments at the office of any paying agent will be made by credit or transfer to a United States dollar account specified by the payee or by check.

     Certificated Bonds

     Uruguay will arrange for payments to be made on any bonds in certificated form to the person in whose name the certificated bonds are registered, by wire transfer or by check mailed to the holder’s registered address. So long as any bonds remain outstanding, Uruguay will maintain a registrar in New York City for that series.

Modifications

     The indenture and the bonds contain collective action clauses with provisions regarding future modifications to the terms of the bonds and to multiple series of debt securities issued under the indenture.

     Any modification, amendment, supplement or waiver to the indenture or the terms and conditions of the bonds may be made or given pursuant to (i) a written action of the holders of the bonds without the need for a meeting, or (ii) by vote of the holders of the bonds taken at a meeting of holders thereof, in each case in accordance with the applicable provisions of the indenture and the terms and conditions of the bonds.

     Any modification, amendment, supplement or waiver to the terms and conditions of the bonds, or to the indenture insofar as it affects the bonds, may generally be made, and future compliance therewith may be waived, with the consent of Uruguay and the holders of not less than 66-2/3% in aggregate principal amount of the bonds at the time outstanding.

     However, special requirements apply with respect to any modification, amendment, supplement or waiver that would:

•	change the date for payment of principal or premium of, or any installment of interest on, the bonds;

•	reduce the principal amount or redemption price or premium, if any, payable under the bonds;

•	reduce the portion of the principal amount which is payable in the event of an acceleration of the maturity of the bonds;

•	reduce the interest rate on the bonds;

•	change the currency or place of payment of any amount payable under the bonds;

•	change the obligation of Uruguay to pay additional amounts in respect of the bonds;

•	change the definition of “outstanding” or the percentage of votes required for the taking of any action pursuant to the modification provisions of the indenture (and the corresponding provisions of the terms and conditions of the bonds) in respect of the bonds;

•	authorize the trustee, on behalf of all holders of the bonds, to exchange or substitute all the bonds for, or convert all the bonds into, other obligations or securities of Uruguay or any other person; or

•	change the pari passu ranking, governing law, submission to jurisdiction or waiver of immunities provisions of the terms and conditions of the bonds.

     We refer to the above subjects as “reserve matters” and to any modification, amendment, supplement or waiver constituting a reserve matter as a “reserve matter modification.”

     Any reserve matter modification to the terms and conditions of the bonds or to the indenture insofar as it affects the bonds (but does not, in each case, modify the terms of any other debt securities issued under the indenture), may generally be made, and future compliance therewith may be waived, with the consent of Uruguay and the holders of not less than 75% in aggregate principal amount of the bonds at the time outstanding.

     If Uruguay proposes any reserve matter modification to the terms and conditions of the bonds and at least one other series of debt securities issued under the indenture, or to the indenture insofar as it affects the bonds and at least one other series of debt securities issued under the indenture, in either case as part of a single transaction, Uruguay may elect to proceed pursuant to provisions of the indenture providing that such modifications may be made, and future compliance therewith may be waived, for any affected series if made with the consent of Uruguay and:

•	the holders of not less than 85% in aggregate principal amount of the outstanding debt securities of all series that would be affected by that reserve matter modification (taken in aggregate), and

•	the holders of not less than 66-2/3% in aggregate principal amount of the outstanding debt securities of each affected series (taken individually).

     If any reserve matter modification is sought in the context of a simultaneous offer to exchange the bonds for new debt instruments of Uruguay or any other person, Uruguay shall ensure that the relevant provisions of the bonds, as amended by such modification, are no less favorable to the holders thereof than the provisions of the new instrument being offered in the exchange, or, if more than one debt instrument is so offered, no less favorable than the new debt instrument issued having the largest aggregate principal amount.

     Uruguay agrees that it will not issue new bonds or reopen the bonds with the intention of placing the bonds with holders expected to support any modification proposed by Uruguay (or that Uruguay plans to propose) for approval pursuant to the modification provisions of the indenture or the terms and conditions of the bonds.

     Any modification consented to or approved by the holders of the bonds and the holders of any other series of debt securities, if applicable, pursuant to the modification provisions will be conclusive and binding on all holders of the bonds, whether or not they have given such consent or were present at a meeting of holders at which such action was taken, and on all future holders of the bonds, whether or not notation of such modification is made upon the bonds. Any instrument given by or on behalf of any holder of a bond in connection with any consent to or approval of any such modification will be conclusive and binding on all subsequent holders of such bond.

     Before seeking the consent of any holder of a bond to a reserve matter modification affecting that series, Uruguay shall provide to the trustee (for onward distribution to the holders of the bonds) the following information:

•	a description of the economic or financial circumstances that, in Uruguay’s view, explain the request for the proposed modification;

•	if Uruguay shall at the time have entered into a standby, extended funds or similar program with the International Monetary Fund, a copy of that program (including any related technical memorandum); and

•	a description of Uruguay’s proposed treatment of its other major creditor groups (including, where appropriate, Paris Club creditors, other bilateral creditors and internal debtholders) in connection with Uruguay’s efforts to address the situation giving rise to the requested modification.

     For purposes of determining whether the required percentage of holders of the bonds has approved any modification, amendment, supplement or waiver or other action or instruction pursuant to the indenture or, in the case of a meeting, whether sufficient holders are present for quorum purposes, any bonds owned or controlled, directly or indirectly, by Uruguay or any public sector instrumentality of Uruguay will be disregarded and deemed to be not outstanding. As used in this paragraph, “public sector instrumentality” means Banco Central, any department, ministry or agency of the government of Uruguay or any corporation, trust, financial institution or other entity owned or controlled by the government of Uruguay or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity. In determining whether the trustee shall be protected in relying upon any modification, amendment, supplement or waiver, or any notice from holders, only bonds that the trustee knows to be so owned shall be so disregarded.

     Prior to any vote on a reserve matter modification affecting the bonds, Uruguay shall deliver to the trustee a certificate signed by an authorized representative of Uruguay specifying, for Uruguay and each public sector instrumentality, any bonds deemed to be not outstanding as described above or, if no bonds are owned or controlled by Uruguay or any public sector instrumentality, a certificate signed by an authorized representative of Uruguay to this effect.

Limitation on Time for Claims

     Claims against Uruguay for the payment of principal or interest on the bonds (including additional amounts) must be made within four years after the date on which such payment first became due, or a shorter period if provided by law.

Additional Amounts

     Uruguay will make all principal and interest payments on the bonds without withholding or deducting any present or future taxes imposed by Uruguay or any of its political subdivisions. If Uruguayan law requires Uruguay to deduct or withhold taxes (which it currently does not require), Uruguay will pay the holders of bonds the additional amounts necessary to ensure that they receive the same amount as they would have received without any withholding or deduction.

     Uruguay will not, however, pay any additional amounts in connection with any tax, assessment or other governmental charge that is imposed due to any of the following:

•	the holder of bonds has or had some connection with Uruguay other than merely owning the securities or receiving principal and interest payments on the bonds;

•	the holder of bonds has failed to comply with any certification or other reporting requirement concerning its nationality, residence, identity or connection with Uruguay, and Uruguay requires compliance with these reporting requirements as a precondition to exemption from Uruguayan withholding taxes or deductions and has provided notice of such requirement to the trustee at least 60 days prior to the date such compliance is required; or

•	the holder of bonds has failed to present its security within 30 days after a payment of principal or interest has been made available to the holder.

Uruguay will pay any administrative, excise or property taxes that arise in Uruguay under Uruguayan law in connection with the bonds. Uruguay will also indemnify the holder of bonds against any administrative, excise or property taxes resulting from the enforcement of the obligations of Uruguay under the bonds following an event of default.

Paying Agents and Transfer Agent

     So long as any bonds remain outstanding, Uruguay will maintain a principal paying agent in a Western European or United States city and a registrar in New York City for that series and maintain in New York City an office or agency where notices and demands to or upon Uruguay in respect of the bonds or of the indenture may be served. Uruguay has initially designated the corporate trust office of the trustee as the agency for each such purpose and as the place where the register will be maintained. In addition, Uruguay will maintain a paying agent and a transfer agent in Luxembourg with respect to the bonds listed on the Luxembourg Stock Exchange so long as the rules of the Luxembourg Stock Exchange so require.

     Uruguay will provide prompt notice of the termination, appointment or change in the office of any paying agent, transfer agent or registrar acting in connection with the bonds.

     Uruguay undertakes that, if the conclusions of the ECOFIN Council meeting of 26-27 November 2000 are implemented, it will ensure that it maintains a paying agent in a European Union member state that will not be obliged to withhold or deduct tax pursuant to the European Union Directive implementing such conclusions.

Further Issues

     Uruguay may without the consent of the holders create and issue additional securities with the same terms and conditions as either of the bonds (or the same except for the amount of the first interest payment) so long as the additional securities are consolidated and form a single series with the outstanding bonds of the relevant series.

Notices

     All notices to holders will be published in the Financial Times in London. In addition, as long as the bonds are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, Uruguay will publish all notices related to the bonds in English in a daily newspaper of general circulation in Luxembourg, which is expected to be the Luxemburger Wort. If at any time publication in either the Financial Times or the Luxemburger Wort is not practicable, Uruguay will publish notices in another daily newspaper with general circulation in London or

Luxembourg, as applicable. Any notice so published shall be deemed to have been given on the date of its publication.

     Notices will also be mailed to holders at their registered addresses. So long as a clearing system, or its nominee or common custodian, is the registered holder of a bond represented by a global security or securities, each person owning a beneficial interest in a global security must rely on the procedures of that clearing system to receive notices provided to it. Each person owning a beneficial interest in a global security who is not a participant in a clearing system must rely on the procedures of the participant through which the person owns its interest in the global security to receive notices provided to the clearing system. Uruguay will consider mailed notice to have been given three Business Days after it has been sent.

Registration and Book-Entry System

     Global Bonds

     The bonds will be represented by interests in one or more permanent global securities in definitive fully registered form, without interest coupons attached, which will be registered in the name of a common depositary of Euroclear and Clearstream, Luxembourg and which will be deposited on or before the Closing Date with the common depositary for Euroclear and Clearstream, Luxembourg. Upon receipt of the global securities, the common depositary will credit the respective principal amounts of the bonds represented by such global securities to the accounts of Euroclear and Clearstream, Luxembourg. Financial institutions, acting as direct and indirect participants in either Euroclear or Clearstream, Luxembourg, will represent your beneficial interests in the global security. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts, eliminating the need for physical movement of securities.

     If you wish to hold securities through the Euroclear or Clearstream, Luxembourg system, you must either be a direct participant in Euroclear or Clearstream, Luxembourg or hold through a direct participant in Euroclear or Clearstream, Luxembourg. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations that have accounts with Euroclear or Clearstream, Luxembourg. Indirect participants are securities brokers and dealers, banks and trust companies that do not have an account with Euroclear or Clearstream, Luxembourg, but that clear through or maintain a custodial relationship with a direct participant. Thus, indirect participants have access to the Euroclear or Clearstream, Luxembourg system through direct participants.

     In sum, you may elect to hold your beneficial interests in a global bond:

•	through Euroclear or Clearstream, Luxembourg; or

•	through organizations that participate in such systems.

     As an owner of a beneficial interest in the global securities, you will generally not be considered the holder of any bonds under the indenture for the bonds.

     The laws of some jurisdictions require that certain persons take physical delivery of securities in certificated form. Consequently, the ability to transfer beneficial interests in a global security may be limited.

Certificated Securities

     Uruguay will issue securities in certificated form in exchange for interests in a global security only if:

•	the depositary notifies Uruguay that it is unwilling or unable to continue as depositary, is ineligible to act as depositary and Uruguay or Banco Central acting on Uruguay’s behalf does not appoint a successor depositary or clearing agency within 90 days;

•	Uruguay decides it no longer wishes to have all or part of the bonds represented by global securities; or

•	the trustee has instituted or been directed to institute any judicial proceeding to enforce the rights of the holders under the bonds and has been advised by its legal counsel that it should obtain possession of the securities for the proceeding.

     If a physical or certificated security becomes mutilated, defaced, destroyed, lost or stolen, Uruguay may issue, and the trustee shall authenticate and deliver, a substitute security in replacement. In each case, the affected holder will be required to furnish to Uruguay and to the trustee an indemnity under which it will agree to pay Uruguay, the trustee and any of their respective agents for any losses they may suffer relating to the security that was mutilated, defaced, destroyed, lost or stolen. Uruguay and the trustee may also require that the affected holder present other documents or proof. The affected holder may be required to pay all taxes, expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen security.

     If Uruguay issues certificated securities, a holder of certificated securities may exchange them for securities of a different authorized denomination by submitting the certificated securities, together with a written request for an exchange, at the office of the trustee as specified in the indenture in New York City, or at the office of any paying agent. In addition, the holder of any certificated security may transfer it in whole or in part by surrendering it at any of such offices together with an executed instrument of transfer.

     Uruguay will not charge the holders for the costs and expenses associated with the exchange, transfer or registration of transfer of certificated securities. Uruguay may, however, charge the holders for certain delivery expenses as well as any applicable stamp duty, tax or other governmental or insurance charges. The trustee may reject any request for an exchange or registration of transfer of any security made within 15 days of the date for any payment of principal of or interest on the securities.

     If Uruguay issues certificated securities listed on the Luxembourg Stock Exchange, it will appoint a paying and transfer agent in Luxembourg, where certificated bonds can be presented for payment and/or transfer. In the event of such an appointment, Uruguay will publish a notice confirming the name of the Luxembourg paying and transfer agent in the Luxemburger Wort. If publication in the Luxemburger Wort is not practicable, Uruguay will publish such notice in another daily newspaper with general circulation in Luxembourg.

CLEARANCE AND SETTLEMENT

     The information in this section reflects Uruguay’s understanding of the current rules and procedures of Euroclear and Clearstream, Luxembourg and their book-entry systems. Uruguay makes no representation or warranty with respect to this information. Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Uruguay or the trustee will be responsible for Euroclear’s or Clearstream, Luxembourg’s performance of its obligations under its rules and procedures, or for the performance by direct or indirect participants of its obligations under the rules and procedures of the clearance systems.

     Arrangements have been made with each of Euroclear and Clearstream, Luxembourg to facilitate initial issuance of the bonds. Transfers within Euroclear and Clearstream, Luxembourg will be in accordance with the usual rules and operating procedures of the relevant system.

The Clearing Systems

     Euroclear

     Euroclear was created in 1968 to hold securities for its participants and to clear and settle transactions between its participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear participants include banks (including central banks), the dealer manager, other securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

     Because the Euroclear Operator is a Belgian banking corporation, Euroclear is regulated and examined by the Belgian Banking Commission.

     Distributions with respect to bonds held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law, to the extent received by the depositary for Euroclear.

     Clearstream, Luxembourg

     Clearstream, Luxembourg is incorporated under the laws of Luxembourg as a professional depositary.

     Clearstream, Luxembourg holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing.

     Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream, Luxembourg participants are financial institutions round the world, including the dealer manager, other securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to Clearstream, Luxembourg is also available to others that clear through or maintain a custodial relationship with a Clearstream, Luxembourg participant either directly or indirectly.

     Distributions with respect to bonds held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg participants in accordance with its rules and procedures to the extent received by the depositary for Clearstream, Luxembourg.

Initial Settlement

     Global Bonds

     Investors receiving interests in the global bonds must hold their bonds through Euroclear or Clearstream, Luxembourg accounts or through direct account holders and must follow the settlement procedures applicable to conventional Eurobonds in registered form. Interests in those global bonds will be credited to the securities custody accounts of Euroclear holders on the Business Day following the Closing Date against payment for value on the Closing Date and of Clearstream, Luxembourg holders on the Closing Date against payment in same-day funds.

Transfers Within and Between Euroclear and Clearstream, Luxembourg

     Trading Between Euroclear and/or Clearstream, Luxembourg Participants

     Participants in Euroclear and Clearstream, Luxembourg will transfer interests in the securities among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg governing conventional Eurobonds.

TAXATION

     The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you acquire the bonds. This summary is based on laws, regulations, rulings and decisions now in effect in the United States, which may change. Any change could apply retroactively and could affect the continued validity of this summary. This discussion supplements, and to the extent that it differs, replaces the “Taxation” section contained in the accompanying prospectus.

     This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax adviser about the tax consequences of holding bonds, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

United States Federal Income Tax Consequences

     This disclosure supplements and when inconsistent replaces the disclosure which appears in the accompanying prospectus.

     The following is a summary of certain United States federal income tax considerations that may be relevant to a beneficial owner of a bond that is a “United States person” as defined in the accompanying prospectus (a “United States holder”). This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), regulations, rulings and decisions now in effect, all of which are subject to change, possibly with retroactive effect. This summary deals only with United States holders that acquire the bonds pursuant to their original offering at their issue price and that will hold the bonds as capital assets (as defined in the Internal Revenue Code), and does not address tax considerations applicable to United States holders that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold the bonds as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction or persons that have a “functional currency” other than the U.S. dollar.

     As discussed herein, there is no definitive guidance regarding the treatment of the bonds for U.S. federal income tax purposes and, accordingly, such treatment is uncertain. United States holders are advised to consult their own tax advisors in determining the federal, state, local and any other tax consequences to them of the purchase, ownership and disposition of the bonds.

UI Bonds

     General

     There are no regulations, published rulings or judicial decisions involving the treatment for U.S. federal income tax purposes of securities with terms substantially the same as the UI Bonds. Although proposed regulations addressing the taxation of instruments like the UI Bonds have been published recently (the “Proposed Regulations”), they are proposed to apply only to instruments issued 60 days or more after the regulations are issued in final form and therefore will not apply to the UI Bonds if finalized as proposed. Under current law, the regulations generally applicable to debt instruments that provide for contingent payments (the “Contingent Payment Regulations”) do not apply to debt that provides for one or more payments that are denominated in or determined by reference to foreign currencies.

     Accordingly, although the U.S. Internal Revenue Service (the “IRS”) may take a different view, as described below, the Republic intends to treat the UI Bonds as debt instruments subject to the regulations relating to foreign currency transactions (the “Foreign Currency Regulations”) and not subject to the Contingent Payment Regulations for U.S. federal income tax purposes. Under current law, however, the Foreign Currency Regulations do not provide specific rules governing the taxation of debt instruments providing for contingent payments. Therefore, subject to the discussions in the following two paragraphs, there are no rules that apply to the UI Bonds that would require that United States holders include amounts in gross income with respect to the UI Bonds prior to the date on which the amount of each interest payment or the payment of principal becomes fixed. Under this treatment, each interest payment on a UI Bond will be includible as ordinary income when the amount of such payment becomes fixed (which, subject to the discussion in the next paragraph, is expected to be the date of such payment) for an accrual method United States holder, or is paid for a cash method United States holder. Any gain or loss realized by a United States holder of a UI Bond upon the sale, exchange or redemption of the UI Bond would be treated as ordinary income or loss to the extent attributable to changes in exchange rates and otherwise would be treated as capital gain or loss, includible in gross income at the time of such sale, exchange or redemption. Any such capital gain or loss would be long-term capital gain or loss if the UI Bond has been held for more than one year.

     The Republic does not expect to issue the UI Bonds with original issue discount. If the UI Bonds are issued with original issue discount, however, a United States holder who invests in the bonds generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Internal Revenue Code and certain U.S. Treasury regulations. A United States holder should be aware that if the holder invests in an original issue discount bond, the holder generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, regardless of the holder’s method of tax accounting and in advance of the receipt of cash attributable to that income.

     Possible Alternative Treatment

     It is possible that, in light of the inflation-adjustment mechanism of the UI Bonds, the IRS will take the view that the amount of the interest payments on the bonds becomes fixed before the interest is paid. In that case, under the Foreign Currency Regulations, an accrual-method United States holder could be required to accrue interest income on the UI Bonds in an amount equal to the United States dollar value of the interest payable in Uruguayan pesos prior to the payments of interest on the UI Bonds, at the time the amount in Uruguayan pesos becomes fixed. Any difference between the interest income accrued in this manner and the interest paid would then be treated as foreign currency gain or loss, which would be characterized as ordinary income or loss.

     Moreover, if the IRS were to determine, based on all the facts and circumstances, that the treatment described under “General” above is unreasonable and a principal purpose for structuring the UI Bonds was to achieve such treatment, the IRS could require that the UI Bonds be taxed in a different manner in order to achieve what it considers to be a more reasonable treatment. For example, the IRS could require that accruals of income on the UI Bonds be determined under the Contingent Payment Regulations or the Proposed Regulations. Under the principles of the Proposed Regulations which provide rules for applying the Contingent Payment Regulations to debt denominated in, or with payments determined by reference to, foreign currency, a United States holder would be required generally (i) to accrue interest in Uruguayan pesos at the yield at which the Republic would issue a non-inflation-indexed fixed rate debt instrument denominated in Uruguayan pesos with terms and conditions similar to those of the UI Bonds, which yield may be higher than the actual yield on the bonds, (ii) to translate the interest accrued from Uruguayan pesos into United States dollars and account for foreign currency gain or loss on payments of interest and principal and (iii) to account for gain or loss arising from contingent payments and dispositions as prescribed in the Contingent Payment Regulations. In such event, the timing of a United States holder’s income with respect to the UI Bonds would differ from that described above and any income or gain with respect to the bonds could be treated as ordinary income and not capital gain. It is not clear whether or in what manner the IRS would exercise this authority and, accordingly, United States holders are advised to consult their own tax advisors regarding the U.S. federal income tax treatment of the UI Bonds.

DPNs

     General

     There are no regulations, published rulings or judicial decisions involving the treatment for U.S. federal income tax purposes of securities with terms substantially the same as the DPNs. The Republic intends to treat the DPNs for United States federal income tax purposes as debt instruments under which a United States holder using the accrual method of accounting should accrue interest at      % and then adjust the amount of interest taken into account when the interest coupon is fixed, and a United States holder using the cash method of accounting should report as ordinary income the amount of interest received when the interest coupon is paid. It is possible that the IRS will disagree with such treatment, in which case the tax consequences to United States holders could differ. See “Possible Alternative Treatment” below.

     Payments or Accruals of Interest

     Under the treatment described above, payments or accruals of interest coupons on a DPN will be reportable by a United States holder as ordinary interest income at the time that the holder receives or accrues such amounts, in accordance with the holder’s regular method of tax accounting. Payments on the DPNs are determined by reference to Uruguayan pesos and paid in U.S. dollars. A United States holder that uses a cash method of tax accounting will include interest as ordinary income when paid. A United States holder that uses an accrual method of tax accounting must accrue interest at the average exchange rate in effect during the interest accrual period. An accrual-basis United States holder will recognize foreign currency gain or loss on the receipt of an interest coupon if the exchange rate in effect on the date the payment is received differs from the exchange rate applicable to the previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the bond. Alternatively, an accrual-basis United States holder may elect to translate all interest income on the DPNs at the spot rate on the last day of the accrual period or on the date that the holder receives the interest payment if that date is within five business days of the end of the accrual period. If a United States holder makes this election, the holder must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the IRS.

     The Republic does not expect to issue the DPNs with original issue discount. If the DPNs are issued with original issue discount, a United States holder who invests in the DPNs generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Internal Revenue Code and certain U.S. Treasury regulations. A United States holder should be aware that if the holder invests in an original issue discount bond, the holder generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, regardless of the holder’s method of tax accounting and in advance of the receipt of cash attributable to that income.

     Purchase and Sale of Bonds; Installment Payments of Principal

     Initially, a United States holder’s tax basis in a DPN generally will equal the cost of the DPN to the holder. A United States holder’s basis will increase by any amounts that the holder is required to include in gross income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than interest coupons made on the DPN, including the first semiannual installment payment of principal.

     When a United States holder sells or otherwise disposes of a DPN, the holder generally will recognize gain or loss equal to the difference between the amount the holder realizes on the transaction (less any accrued interest, which will be subject to tax in the manner described above under “Payments or Accruals of Interest”) and the holder’s adjusted tax basis in the DPN. A United States holder generally will recognize gain or loss on each installment payment of principal equal to the difference between the amount of the installment payment and the allocable portion of the holder’s tax basis.

     Except as discussed below with respect to foreign currency gain or loss, the gain or loss that a United States holder recognizes on the sale or other disposition of, or the semiannual payment of principal on, a DPN generally will be capital gain or loss. The gain or loss on the sale or other disposition of, or on the semiannual payment of principal on, a DPN will be long-term capital gain or loss if the United States holder has held the DPN for more than one year on the date of disposition. Net long-term capital gain recognized by an individual United States holder generally will be subject to tax at a lower rate than net short-term capital gain or ordinary income. The ability of United States holders to offset capital losses against ordinary income is limited.

     Notwithstanding the foregoing, the gain or loss that a United States holder recognizes on the sale or other disposition of, or the semiannual payment of principal on a DPN, generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which the holder held the DPN. This foreign currency gain or loss will not be treated as an adjustment to interest income that the holder receives on the DPN.

     Possible Alternative Treatment

     Due to the absence of clear guidance as to the United States federal income tax treatment of the DPNs, no assurance can be given that the IRS will accept, or that a court will uphold, the tax treatment described above. It is possible that the IRS could require United States holders to accrue interest at a rate that it considers reflects the yield that is reasonably expected on the DPNs and that is higher than      %, and to adjust the interest amount when the interest coupon is fixed. It is also possible that, if the IRS were to determine based on all the facts and circumstances, that the treatment described under “General” above is unreasonable and a principal purpose for structuring the DPNs was to achieve such treatment, the IRS could treat the DPNs as described under “Ps. % UI Bonds due 2007 — Possible Alternative Treatment”, which generally would have similar results. United States holders are advised to consult their own tax advisors regarding the U.S. federal income tax treatment of the DPNs.

Information Reporting and Backup Withholding

     The paying agent must file information returns with the United States IRS in connection with bond payments made to certain United States persons. If a holder is a United States person, the holder generally will not be subject to United States backup withholding tax on such payments if such holder provides such holder’s taxpayer identification number. A United States holder may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale or other disposition of the bonds.

European Union Savings Directive

     On June 3, 2003, the Council of the European Union adopted a directive on the taxation of savings income. Pursuant to the directive, each member state of the EU will be required, subject to a number of important conditions being met, to provide to the tax authorities of the other member states information regarding payments of interest (or other similar income) paid by persons within its jurisdiction to or for the benefit of individual residents of such other member states, except that for a transitional period Belgium, Luxembourg, and Austria will instead operate a withholding system in relation to such payments until such time as (among other things) the EU is able to enter into satisfactory information exchange agreements with several non-EU countries. It is currently expected that the directive will take effect in 2005. In addition, the Council approved a draft agreement with Switzerland pursuant to which Switzerland would impose withholding tax on non-Swiss source interest payments paid by persons within its jurisdiction to individual residents of the EU, and would share a portion of the revenue with the recipients’ countries of residence.

PLAN OF DISTRIBUTION

     Subject to the terms and conditions stated in the underwriting agreement dated August     , 2004, Citigroup Global Markets Inc. and ABN AMRO Incorporated have agreed to purchase, and Uruguay has agreed to sell to the underwriters Ps.      aggregate nominal principal amount of UI Bonds and Ps.     aggregate nominal principal amount of DPNs.

     The underwriters have advised Uruguay that they propose initially to offer the bonds to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at the price less a concession not in excess of     % of the principal amount of the UI Bonds and      % of the principal amount of the DPNs. After the initial public offering, the public offering price and concession may be changed.

     Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and Uruguay has agreed to sell to that underwriter, the principal amount of bonds set forth opposite the underwriter’s name.

	Principal Amount	Principal Amount of
Underwriter	of UI Bonds	DPNs
Citigroup Global Markets Inc.	Ps.	Ps.
ABN AMRO Incorporated
Total	Ps.	Ps.

     The underwriting agreement provides that the obligations of the underwriters to purchase the bonds included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the bonds if they purchase any of the bonds.

     The following table indicates the underwriting discounts and commissions that Uruguay is to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the bonds).

Paid by Uruguay
Per UI Bond	%
Per Devaluation-Protected Bond	%

     In connection with the offering, Citigroup, on behalf of the underwriters, may purchase and sell bonds in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of bonds in excess of the principal amount of bonds to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the bonds in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of bonds made for the purpose of preventing or retarding a decline in the market price of the bonds while the offering is in progress.

     The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup, in covering syndicate short positions or making stabilizing purchases, repurchases bonds originally sold by that syndicate member.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the bonds. They may also cause the price of the bonds to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-

counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     United Kingdom Stabilization - In connection with this issue, Citigroup Global Markets Inc. or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the bonds at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on Citigroup Global Markets Inc. or any agent of Citigroup Global Markets Inc. to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

     Each underwriter has represented and agreed that:

(i)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of any bonds in circumstances in which Section 21(1) of the FSMA does not apply to Uruguay; and

(ii)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the bonds in, from or otherwise involving the United Kingdom.

     Uruguay estimates that its total expenses for this offering will be approximately US$     .

     Concurrently with this offering, the underwriters or their affiliates are underwriting the Concurrent Transaction in Uruguay, in an offering which is not registered under the Act. See “Summary – Concurrent Transaction.”

     The underwriters have performed investment banking and advisory services for Uruguay from time to time, for which they have received customary fees and expenses. The underwriters may engage in transactions with and perform services for Uruguay in the ordinary course of its business. Affiliates of Citigroup Global Markets Inc. and ABN AMRO Incorporated hold Letras de Tesorería and may participate in the Concurrent Transaction with such Letras de Tesorería.

     In compliance with NASD guidelines, the maximum compensation to the underwriters or agents in connection with the sale of the notes pursuant to this prospectus supplement and the accompanying prospectus will not exceed 8% of the aggregate total offering price to the public of the notes as set forth on the cover page of this prospectus supplement.

     Uruguay has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

     The bonds are offered for sale in the United States and other jurisdictions where it is legal to make these offers. The distribution of this prospectus supplement and the accompanying prospectus, and the offering of the bonds in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the accompanying prospectus come should inform themselves about and observe any of these restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

     The underwriters have agreed that they have not offered, sold or delivered, and they will not offer, sell or deliver any of the bonds, directly or indirectly, or distribute this prospectus supplement, the accompanying prospectus or any other offering material relating to the bonds, in or from any jurisdiction except under circumstances that will, to the best knowledge and belief of the underwriters, after reasonable investigation, result in compliance with the applicable laws and regulations of such jurisdiction and which will not impose any obligations on Uruguay except as set forth in the underwriting agreement.

     Neither Uruguay nor the underwriters have represented that the bonds may be lawfully sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to an exemption, or assumes any responsibility for facilitating these sales.

FORWARD-LOOKING STATEMENTS

     The following documents relating to Uruguay’s securities offered by this prospectus may contain forward-looking statements:

•	the prospectus and this prospectus supplement; and

•	any amendment or supplement hereto.

     Forward-looking statements are statements that are not historical facts, including statements about Uruguay’s beliefs and expectations. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Uruguay undertakes no obligation to update any of them in light of new information or future events.

     Forward-looking statements involve inherent risks and uncertainties. Uruguay cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The information contained in this prospectus supplement identifies important factors that could cause such differences. Such factors include, but are not limited to:

•	adverse external factors, such as changes in international prices, high international interest rates and recession or low economic growth in Uruguay’s trading partners. Changes in international prices and high international interest rates could increase Uruguay’s current account deficit and budgetary expenditures. Recession or low economic growth in Uruguay’s trading partners could decrease exports (including manufactured goods) from Uruguay, reduce tourism to Uruguay, induce a contraction of the Uruguayan economy and, indirectly, reduce tax revenues and other public sector revenues and adversely affect the country’s fiscal accounts;

•	adverse domestic factors, such as a decline in foreign direct and portfolio investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility and a further deterioration in the health of the domestic banking system. These factors could lead to lower economic growth or a decrease in Uruguay’s international reserves; and

•	other adverse factors, such as climatic or political events, a further deterioration in the economic position of neighboring countries and international hostilities.

GENERAL INFORMATION

Due Authorization

     Uruguay has authorized the creation and issue of the bonds pursuant to Law No.     , dated     , 2004 of the Executive Power of the Republic of Uruguay and Resolution     , dated     , 2004, of Banco Central.

Litigation

     Neither Uruguay nor any Uruguayan governmental agency is involved in any litigation or arbitration or administrative proceedings relating to claims or amounts that are material in the context of the offer or issue of the bonds and that would materially and adversely affect Uruguay’s ability to meet its obligations under the bonds and the indenture with respect to the bonds. No such litigation or arbitration or administrative proceedings are pending or, so far as Uruguay is aware, threatened.

Listing and Listing Agent; Luxembourg Exchange Agent

     Application has been made to list the bonds on the Luxembourg Stock Exchange. The Luxembourg listing agent is Dexia Banque Internationale à Luxembourg, 69 Route d’Esch, L-2953 Luxembourg. Copies of Uruguay’s Registration Statement, including the prospectus, the indenture and the forms of the bonds, may be inspected during normal business hours on any day except Saturday, Sunday and public holidays, at the offices of the Luxembourg listing agent as long as the bonds are listed on the Luxembourg Stock Exchange.

     Uruguay has not appointed a Luxembourg paying and transfer agent for the bonds. If Uruguay were to issue bonds in certificated form in the limited circumstances described in the prospectus, Uruguay will appoint such an agent in Luxembourg, where certificated bonds could be presented for payment and/or transfer. In the event of such an appointment, and if the rules of the Luxembourg Stock Exchange so require, a notice confirming the name of the Luxembourg paying and transfer agent will be published in English in a daily newspaper of general circulation in Luxembourg, which is expected to be the Luxemburger Wort. If publication in the Luxemburger Wort is not practicable, Uruguay will publish such notice in another daily newspaper with general circulation in Luxembourg. Pending the appointment of a Luxembourg paying or transfer agent, Dexia Banque Internationale à Luxembourg, the Luxembourg listing agent for the bonds, will act as intermediary in Luxembourg between you and Uruguay.

Where You Can Find More Information

     Uruguay has filed a Registration Statement with the SEC. You may request copies of this document, including all amendments thereto and its various exhibits, free of charge, by contacting the Office of the Representative of the Ministry of Economy and Finance of the Republic of Uruguay, 1025 Connecticut Ave, N.W. Suite 902, Washington, D.C. 20036, United States.

     Each additional amendment to the Registration Statement that Uruguay files with the SEC after the date of this prospectus supplement but before the end of the offering of the bonds is considered part of and incorporated by reference in this prospectus supplement. You can request copies of these documents and the offer, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C. at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Any filings that Uruguay makes electronically are available to the public over the Internet at the SEC’s website (http://www.sec.gov). You may call the SEC at 1-800-SEC-0330 for further information. You may obtain a copy of all those documents, free of charge, at the office of the listing agent and any paying and transfer agent in Luxembourg.

     You may inspect copies of the indenture and the form of the bonds during normal business hours on any weekday (except public holidays) at the offices of the trustee.

     Clearing

     The bonds have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The codes are:

	ISIN	Common Code
UI Bonds
DPNs

THE ISSUER
República Oriental del Uruguay
c/o Banco Central del Uruguay
C. Correo 1467
11100 Montevideo
Uruguay

TRUSTEE, REGISTRAR,
TRANSFER AGENT AND
PRINCIPAL PAYING AGENT
The Bank of New York
101 Barclay Street, Floor 21W
New York, New York 10286
United States

LEGAL ADVISORS

To Uruguay as to U.S. law:	To Uruguay as to Uruguayan law:
Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza New York, New York 10006 United States	Dr. Fernando Scelza Counsel to the Ministry of Economy and Finance of the Republic of Uruguay Colonia 1089 1110 Montevideo, Uruguay

To the underwriters as to U.S. law:	To the underwriters as to Uruguayan law:
Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 United States	Guyer & Regules Plaza Independencia 811 11100 Montevideo Uruguay

LISTING AGENT
Dexia Banque Internationale à
Luxembourg
69 route d’Esch
L-2953 Luxembourg

República Oriental del Uruguay

Citigroup
ABN AMRO

SIGNATURE OF THE REGISTRANT

          Pursuant to the requirements of the Securities Act, as amended, the Registrant, República Oriental del Uruguay, has duly caused this Post-Effective Amendment No. 7 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Montevideo, Uruguay, on the 20th day of July, 2004.

By:	/s/ Isaac Alfie
Isaac Alfie*
Minister of Economy and Finance of the Republic of Uruguay

*       Consent is hereby given to the use of his name in connection with the information specified in this Registration Statement or amendment to have been supplied by him and stated on his authority.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

          Pursuant to the requirements of the Securities Act, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this Post-Effective Amendment No. 7 to the Registration Statement in the City of Washington, D.C., on the 20th day of July, 2004.

By:	/s/ Carlos Sténeri
Carlos Sténeri
Authorized Representative of the Republic of Uruguay in the United States.